SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 2)

FedNat Holding Company

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

31431B109

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 31431B109	13G/A	Page 2 of 14 Pages

1	NAMES OF REPORTING PERSONS HALE PARTNERSHIP CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF NORTH CAROLINA, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares of Common Stock
	6	SHARED VOTING POWER 1,572,975 Shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	8	SHARED DISPOSITIVE POWER 1,572,975 Shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,572,975 Shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.5% of the outstanding Common Stock
12	TYPE OF REPORTING PERSON OO; IA

CUSIP NO. 31431B109	13G/A	Page 3 of 14 Pages

1	NAMES OF REPORTING PERSONS HALE PARTNERSHIP CAPITAL ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF NORTH CAROLINA, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares of Common Stock
	6	SHARED VOTING POWER 983,221 Shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	8	SHARED DISPOSITIVE POWER 983,221 Shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 983,221 Shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2% of the outstanding Common Stock
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 31431B109	13G/A	Page 4 of 14 Pages

1	NAMES OF REPORTING PERSONS HALE PARTNERSHIP FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares of Common Stock
	6	SHARED VOTING POWER 704,075 Shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	8	SHARED DISPOSITIVE POWER 704,075 Shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 704,075 Shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1% of the outstanding Common Stock
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 31431B109	13G/A	Page 5 of 14 Pages

1	NAMES OF REPORTING PERSONS CLARK – HALE FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares of Common Stock
	6	SHARED VOTING POWER 131,337 Shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	8	SHARED DISPOSITIVE POWER 131,337 Shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 131,337 Shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.0% of the outstanding Common Stock
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 31431B109	13G/A	Page 6 of 14 Pages

1	NAMES OF REPORTING PERSONS MGEN II – HALE FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares of Common Stock
	6	SHARED VOTING POWER 17,929 Shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	8	SHARED DISPOSITIVE POWER 17,929 Shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,929 Shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1% of the outstanding Common Stock
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 31431B109	13G/A	Page 7 of 14 Pages

1	NAMES OF REPORTING PERSONS SMITH – HALE FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares of Common Stock
	6	SHARED VOTING POWER 63,050 Shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	8	SHARED DISPOSITIVE POWER 63,050 Shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,050 Shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5% of the outstanding Common Stock
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 31431B109	13G/A	Page 8 of 14 Pages

1	NAMES OF REPORTING PERSONS DICKINSON – HALE FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares of Common Stock
	6	SHARED VOTING POWER 66,830 Shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	8	SHARED DISPOSITIVE POWER 66,830 Shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,830 Shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5% of the outstanding Common Stock
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 31431B109	13G/A	Page 9 of 14 Pages

1	NAMES OF REPORTING PERSONS STEVEN A. HALE II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares of Common Stock
	6	SHARED VOTING POWER 1,572,975 Shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	8	SHARED DISPOSITIVE POWER 1,572,975 Shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,572,975 Shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.5% of the outstanding Common Stock
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 31431B109	13G/A	Page 10 of 14 Pages

Item 1(a).	Name of Issuer:

FedNat Holding Company (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

14050 N.W. 14th Street, Suite 180

Sunrise, Florida 33323

Item 2(a).	Name of Person Filing:

This statement (this “Statement”) is filed by the following persons (the “Reporting Persons”):

Hale Partnership Capital Management, LLC (“Hale Advisor”)

Hale Partnership Capital Advisors, LLC (“Hale GP”)

Hale Partnership Fund, L.P. (“Hale Fund I”)

Clark – Hale Fund, L.P. (“Hale Fund II”)

MGEN II – Hale Fund, L.P. (“Hale Fund III”)

Smith – Hale Fund, L.P. (“Hale Fund IV”)

Dickinson – Hale Fund, L.P. (“Hale Fund V and, together with Hale Fund I, Hale Fund II, Hale Fund III, and Hale Fund IV, the “Hale Funds”)

Steven A. Hale II (“Mr. Hale”)

The Reporting Persons’ beneficial ownership the Common Stock reported herein consisted of (i) shares of Common Stock held directly by the Hale Funds and (ii) shares of Common Stock held in a discretionary separately managed account for which Hale Advisor serves as investment manager.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, which agreement is set forth on the signature page to this Statement.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business office address for each of the Reporting Persons is:

2924 Archdale Drive

Charlotte, North Carolina 28210

Item 2(c).	Citizenship:

The Hale Advisor and the Hale GP are North Carolina limited liability companies.

Each of the Hale Funds is a Delaware limited partnership.

Mr. Hale is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common stock, par value $0.01 per share, of the Issuer (the “Common Stock”)

Item 2(e).	CUSIP Number:

31431B109

CUSIP NO. 31431B109	13G/A	Page 11 of 14 Pages

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable. Filed pursuant to Rule 13d-1(c).

Item 4.	Ownership.

(a)	Amount beneficially owned:

The Reporting Persons beneficially own in the aggregate 1,572,975 shares of Common Stock.

(b)	Percent of class:

Based on 13,717,525 shares of Common Stock reported by the Issuer as outstanding as of November 2, 2020 in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2020: (i) Hale Fund I beneficially owned 5.1% of the outstanding shares of Common Stock, (ii) Hale Fund II beneficially owned 1.0% of the outstanding shares of Common Stock, (iii) Hale Fund III beneficially owned 0.1% of the outstanding shares of Common Stock, (iv) Hale Fund IV beneficially owned 0.5% of the outstanding shares of Common Stock, (v) Hale Fund V beneficially owned 0.5% of the outstanding shares of Common Stock, (vi) Hale GP beneficially owned 7.2% of the outstanding shares of Common Stock and (vii) each of Hale Advisor and Mr. Hale beneficially owned 11.5% of the outstanding shares of Common Stock, which includes the shares of Common Stock directly held by the Hale Funds.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See the responses to Item 5 on the attached cover pages.

(ii)	Shared power to vote or to direct the vote:

See the responses to Item 6 on the attached cover pages.

(iii)	Sole power to dispose or to direct the disposition of:

See the responses to Item 7 on the attached cover pages.

(iv)	Shared power to dispose or to direct the disposition of:

See the responses to Item 8 on the attached cover pages.

Hale Fund I directly holds and has shared voting and dispositive power with respect to 704,075 shares of Common Stock, Hale Fund II directly holds and has shared voting and dispositive power with respect to 131,337 shares of Common Stock, Hale Fund III directly holds and has shared voting and dispositive power with respect to 17,929 shares of Common Stock, Hale Fund IV directly holds and has shared voting and dispositive power with respect to 63,050 shares of Common Stock and Hale Fund V directly holds and has shared voting and dispositive power with respect to 66,830 shares of Common Stock.

Hale Advisor, as the investment manager of the Hale Funds, Hale GP, as the general partner of the Hale Funds, and Mr. Hale, as the sole manager of Hale Advisor and Hale GP, may

CUSIP NO. 31431B109	13G/A	Page 12 of 14 Pages

be deemed to have shared voting and dispositive power with regard to the 983,221 shares of Common Stock directly held by the Hale Funds and, consequently, Hale Advisor, Hale GP and Mr. Hale may be deemed to possess indirect beneficial ownership of such shares. Hale Advisor, Hale GP and Mr. Hale disclaim beneficial ownership of such shares for all other purposes.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of each of the undersigned’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP NO. 31431B109	13G/A	Page 13 of 14 Pages

Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13G with respect to the Common Stock of the Issuer.

Dated: February 12, 2021

HALE PARTNERSHIP CAPITAL MANAGEMENT, LLC

By:	/s/ Steven A. Hale II
Name:	Steven A. Hale II
Title:	Manager

HALE PARTNERSHIP CAPITAL ADVISORS, LLC

By:	/s/ Steven A. Hale II
Name:	Steven A. Hale II
Title:	Manager

HALE PARTNERSHIP FUND, L.P.

By:	Hale Partnership Capital Advisors, LLC, its General Partner

	By:	/s/ Steven A. Hale II
	Name:	Steven A. Hale II
	Title:	Manager

CLARK – HALE FUND, L.P.

By:	Hale Partnership Capital Advisors, LLC, its General Partner

	By:	/s/ Steven A. Hale II
	Name:	Steven A. Hale II
	Title:	Manager

MGEN II – HALE FUND, L.P.

By:	Hale Partnership Capital Advisors, LLC, its General Partner

	By:	/s/ Steven A. Hale II
	Name:	Steven A. Hale II
	Title:	Manager

CUSIP NO. 31431B109	13G/A	Page 14 of 14 Pages

SMITH – HALE FUND, L.P.

By:	Hale Partnership Capital Advisors, LLC, its General Partner

By: /s/ Steven A. Hale II
	Name:	Steven A. Hale II
	Title:	Manager

DICKINSON – HALE FUND, L.P.

By:	Hale Partnership Capital Advisors, LLC, its General Partner

By: /s/ Steven A. Hale II
	Name:	Steven A. Hale II
	Title:	Manager

/s/ Steven A. Hale II
STEVEN A. HALE II